October 14, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:      Net Serviços de Comunicação S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed May 21, 2010
File No. 0-28860

Dear Mr. Spirgel:

This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comment contained in your letter, dated September 21, 2010, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2009 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2010.  The comment of the Commission (the “Staff”) is set forth in bold/italics and the Company’s response is set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

16. Intangible Assets, page F-47

1.                  We note your response to prior comment number two from our letter dated July 26, 2010. You state that the licenses are granted for a term of 15 years and automatically renewable subject to certain conditions. We are not convinced that these factors provide evidence that the estimated useful lives should be considered indefinite. In particular, the Company has not demonstrated a history of successful renewals. Please revise your financial statements to amortize your cable and MMDS licenses over a period that reflects the estimated useful life or provide additional information to support your accounting treatment.

Mr. Larry Spirgel Division of Corporation Finance	2	October 14, 2010

In response to the Staff’s comment, we would like to provide you with the following additional information:

a.                   Brief description of the business model

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. We also provide fixed line telephone through our Net Fone via Embratel service. We provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Agência Nacional de Telecomunicações, or Anatel, the Brazilian National Telecommunications Agency.  The Company currently holds 95 licenses to operate pay-television systems. Three of these licenses are for MMDS (Multi-channel Multi-point Distribution Systems) services and the remaining 92 are for cable services. Licenses are granted by Anatel for specific geographic service areas.

b.                  Regulatory environment

On July 16, 1997, Brazilian Congress approved Law No. 9,472, known as the General Telecommunications Law, or LGT, which provided the legislative framework and is the basis for telecommunications regulation in Brazil. The LGT governs the regulation of all telecommunications services, with the exception of radio and television broadcasting services.  The LGT also succeeded Law No. 4,117 enacted on August 27, 1962 as the governing legislation for MMDS licenses.

Adoption of the LGT led to sweeping changes in the operating, regulatory and competitive environments of the Brazilian telecommunications sector. The changes included: (i) the establishment of an independent regulator, Anatel, and the development and implementation of comprehensive regulation for the telecommunications sector; (ii) the breakup of the previously existing state-owned telephone monopoly; and (iii) the introduction of competition in the rendering of all telecommunications services.

Law No. 8,977, Decree No. 2,206 and Anatel Resolution No. 190, issued in November 1999, authorize cable television operators such as Net Serviços to: furnish video and audio signals on their cable networks; and utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, economic and other data.

Mr. Larry Spirgel Division of Corporation Finance	3	October 14, 2010

Under Law No. 8,977 and Decree No. 2,206, a cable operator must obtain a license from Anatel in order to provide cable television services in Brazil. All cable licenses are non-exclusive licenses to provide cable television services in a service area. Cable television licenses are granted by Anatel for a period of 15 years and are renewable for equal and successive periods. Renewal of the cable television license by Anatel is assured if the cable system operator has (i) complied with the terms of the license agreement and applicable governmental regulations during the period of the prior license through the date of application for license renewal, (ii) agreed to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards, and (iii) requested the renewal of such license at least 24 months prior to the expiration date of the license. The renewal of cable television licenses may also be subject to the payment of a nominal fee.

Transfers of cable television licenses are subject to the prior approval of Anatel. The license may be transferred to a subsidiary company controlled by the licensee, by hereditary succession or by a spin-off transaction. Transfers of shares causing a change in the control of a licensee or the legal entity that controls a licensee are also subject to the prior approval by Anatel.

c.                   Acquisition of licenses

In recent years, we entered into certain business combinations that were accounted for under IFRS 3, Business Combinations. Under IFRS 3, we must assign the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. All of the Company’s licenses recorded in Intangible Assets resulted from business combinations, most significantly the acquisition of Vivax in 2007. The licenses which arose from the Vivax acquisition amounted to R$295,705,000, representing 68% of the balance of licenses in Intangible Assets as of December 31, 2009. The remaining balance resulted from the acquisitions of Big TV and ESC 90, which occurred in 2008 and 2009, respectively.

At the date of acquisition of Vivax, management hired third party valuation consultants to assist them in the valuation of the acquired assets and assumed liabilities. Management reviewed the criteria discussed in paragraph 96 of IAS 38 and determined that the licenses had an indefinite useful life as it is expected that they will contribute to the Company’s future net cash inflows for an indeterminable future period. It is management’s view that the renewal of the licenses will occur at the end of the contractual term of the license. The measurement of the licenses acquired in the other business combinations followed the same analysis described above.

Mr. Larry Spirgel Division of Corporation Finance	4	October 14, 2010

In addition, the consideration transferred for the acquired businesses was based on the premise that the Company would own and operate the licenses over an indefinite period of time as opposed to the remaining term of the licenses.  If the Company had believed the licenses had a finite life, the valuation and consideration transferred for the businesses would have been significantly impacted.

d.                  Capital commitment

The Company makes capital expenditures to, among other things, upgrade existing systems in order to improve technical quality, meet regulatory requirements, further improve management controls and support subscriber growth.  We make capital expenditures assuming that the licenses will be continuously renewed in the normal course of the business.  As a matter of fact, we manage our business based on this assumption.

e.                   License renewal process

The Company has historically fulfilled all technical and financial requirements, complied with applicable laws and regulations and made all payment of the required fees.  The Company does not foresee any reason it would be unable to continue to do so in the future, especially given the central role that its cable and MMDS licenses play in its business.  Additionally, the technology used in cable services is not expected to be replaced by another technology at any time in the foreseeable future.

In response to the Staff’s comment, regarding the history of successful renewals, the Company refers the Staff to the information contained in our letter dated August 6, 2010, concerning renewals of licenses for MMDS services, which were all renewed at the end of the first 15 year term in February 2009, as expressed by applicable Anatel Regulatory Acts.

f.                   Accounting treatment

Our licenses with indefinite useful lives are not amortized, but rather reviewed for impairment, at least, annually. In connection with the impairment assessment, we also reassess the indefinite life determination of the licenses. If it were determined that the use of an indefinite useful life was not appropriate, the impact of the change from indefinite to finite useful life would be recorded prospectively in accordance with IAS 38.

Mr. Larry Spirgel Division of Corporation Finance	5	October 14, 2010

We have also researched the accounting treatment adopted by other cable, broadcasting and telecom companies regarding the determination of the useful lives of the licenses and we found them to be consistent with our understanding that the licenses should have their useful lives determined as indefinite. Please refer to the Annual Reports of Comcast Corporation, Deutsche Telekom AG, Time Warner Cable Inc. and Cablevision Systems Corporation.  While the cable systems of these companies are located in different countries with different regulatory systems and report under different GAAP, we believe that the organization, regulation and compliance of Anatel and the related governing laws are similar to those of the listed companies.

Lastly, when making our assessment of the life of the licenses, we referred to example “Example 4” of IAS 38, which we believe is applicable for our cable and MMDS licenses.

“Example 4: An acquired broadcasting licence that expires in five years
The broadcasting licence is renewable every 10 years if the entity provides at least an average level of service to its customers and complies with the relevant legislative requirements. The licence may be renewed indefinitely at little cost and has been renewed twice before the most recent acquisition. The acquiring entity intends to renew the licence indefinitely and evidence supports its ability to do so. Historically, there has been no compelling challenge to the licence renewal. The technology used in broadcasting is not expected to be replaced by another technology at any time in the foreseeable future. Therefore, the licence is expected to contribute to the entity’s net cash inflows indefinitely.

The broadcasting licence would be treated as having an indefinite useful life because it is expected to contribute to the entity’s net cash inflows indefinitely. Therefore, the licence would not be amortised until its useful life is determined to be finite. The licence would be tested for impairment in accordance with IAS 36 annually and whenever there is an indication that it may be impaired.”

We note that paragraph 96 of IAS 38 does not stipulate the need to demonstrate a history of successful renewals as evidence for the useful life to be considered indefinite, but rather states that there is evidence that the contractual rights will be renewed may be based on experience (“possibly based on experience”). As there are other factors present which indicate that we will be able to renew our licenses indefinitely without significant cost, including a regulatory process and independent governing body, we do not believe that there is a foreseeable limit to the period over which the licenses are expected to generate net cash inflows to the Company.  Further, we believe that absent the historical experience of licence renewals, we also considered the assumptions that a market participant would use regarding the life of the licence.

Mr. Larry Spirgel Division of Corporation Finance	6	October 14, 2010

We believe that a market participant would view that the Company should be able to renew the contractual rights of the licence, resulting in the indefinite life determination.

g.                  Company’s conclusion

As the Company successfully, and without significant cost or effort, renewed its MMDS licenses in February 2009, we believe that the Company will also successfully renew its cable licenses starting in 2011.  We are firmly convinced that the renewals will duly occur in a normal process, for two major reasons: (i) the general renewal conditions stated in the applicable law and grant agreements applicable to the Company’s cable licenses are similar to those concerning MMDS and (ii) the Company is currently, and has historically been, in good standing with Anatel and continues to fulfill all requirements to obtain, hold and renew its licenses.

In summary, we underscore the following points:

(i)                 the Company has a very strong interest in providing continuous cable TV services and related value-added services in Brazil;

(ii)               the Company has a history of meeting all technical and financial requirements under its cable and MMDS licenses as well as all other obligations under such licenses;

(iii)             the Company has a history of success with regard to renewal of its MMDS licenses, 100% of  which were renewed after the first applicable 15 year period expired;

(iv)             the Company expects that the licenses will contribute indefinitely to the Company’s net cash inflows, such that they are considered as having an unlimited useful life;

(v)               the Company has a history of and continued commitment to capital expenditures predicated upon an indefinite useful life of its MMDS and cable licenses;

(vi)             the Company has consistently applied an indefinite useful life in accounting for its cable and MMDS licenses;

(vii)           the Company expects the cost of cable license renewals to be nominal;

(viii)         no new facts, rules, regulations or regulatory practices have come to light that might justify a change in the Company’s accounting practice; and

(ix)             other cable, broadcasting and telecom companies have also accounted for similar assets as having an indefinite useful life.

Based on the items discussed above, the Company believes that the categorization of our licenses as an indefinite lived intangible asset is in accordance with paragraphs 88-96 of IAS 38.

Mr. Larry Spirgel Division of Corporation Finance	7	October 14, 2010

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 2111-2811.

                                                                                         Sincerely,

                                                                                         /s/ Marcio Minoru Miyakava

                                                                                         Marcio Minoru Miyakava
                                                                                         Investor Relations Officer

                                                                cc:        José Antônio Guaraldi Félix, Chief Executive Officer
                                                    Roberto Catalão Cardoso, Chief Financial Officer
                                                    André Müller Borges, Chief Legal Officer